UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 25)*

The Valspar Corporation

(Name of Issuer)

Common Stock, $0.50 Par Value

(Title of Class of Securities)

920355104

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

______________________________________

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 920355104	13G

1	NAME OF REPORTING PERSONS C. Angus Wurtele
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,427,750
	6	SHARED VOTING POWER 2,466,150 *
	7	SOLE DISPOSITIVE POWER 2,427,750
	8	SHARED DISPOSITIVE POWER 2,466,150 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,893,900 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% *
12	TYPE OF REPORTING PERSON (see instructions) IN

* See Item 4.

CUSIP No. 920355104	13G

Item 1.
	(a)	Name of Issuer:

The Valspar Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

P.O. Box 1461
Minneapolis, MN 55440

Item 2.
	(a)	Name of Person Filing: See Cover Page Item 1

	(b)	Address of Principal Business Office or, if none, Residence:

4900 IDS Center
80 So. 8th Street
Minneapolis, MN 55402

	(c)	Citizenship: See Cover Page Item 4

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: See Cover Page

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)

Amount beneficially owned:

As of December 31, 2015, Mr. Wurtele may be deemed to be the beneficial owner of a total of 4,893,900 shares of common stock, $0.50 par value per share, of the Issuer (the “Common Stock”). 2,466,150 of these shares are beneficially owned by Mr. Wurtele’s wife, Margaret V.B. Wurtele. Mr. Wurtele disclaims beneficial ownership of the 2,466,150 shares of Common Stock owned by Ms. Wurtele.

(b)

Percent of class:

As of December 31, 2015, Mr. Wurtele may be deemed to be the beneficial owner of 6.2% of the shares of Common Stock outstanding. This percentage was calculated based on 78,999,941 shares of Common Stock as of December 7, 2015, as reported by the Issuer.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Cover Page Item 5
(ii) Shared power to vote or to direct the vote: See Cover Page Item 6
(iii) Sole power to dispose or to direct the disposition of: See Cover Page Item 7
(iv) Shared power to dispose or to direct the disposition of: See Cover Page Item 8

(d) As of December 31, 2014, Mr. Wurtele may be deemed to be the beneficial owner of a total of 4,893,900 shares of Common Stock. As of December 31, 2014, Mr. Wurtele may be deemed to be the beneficial owner of 6.0% of the shares of Common Stock outstanding. This percentage was calculated based on 81,939,836 shares of Common Stock as of December 9, 2014, as reported by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2016
Date

/s/ C. Angus Wurtele
C. Angus Wurtele